Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
(Dollars in Millions, Except Ratios)	Dec 30, 2017	Dec 31, 2016	Dec 26, 2015	Dec 27, 2014	Dec 28, 2013
Earnings[1]	$20,739	$13,007	$14,495	$16,031	$12,814
Adjustments:
Add - Fixed charges	996	907	629	499	529
Subtract - Capitalized interest	(313)	(135)	(258)	(276)	(246)
Earnings and fixed charges (net of capitalized interest)	$21,422	$13,779	$14,866	$16,254	$13,097

Fixed charges:
Interest[2]	$646	$733	$337	$192	$244
Capitalized interest	313	135	258	276	246
Estimated interest component of rental expense	37	39	34	31	39
Total	$996	$907	$629	$499	$529

Ratio of earnings before taxes and fixed charges, to fixed charges	22x	15x	24x	33x	25x
1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated statements of income is not included.

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